Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019
November 7, 2019

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

		Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share and share amounts)	Note	2019	2018 *†	2019	2018 *†
Revenue	4,5	622,484	571,983	1,840,486	1,376,386
Cost of revenue (excluding depreciation and amortization)	6	(166,025)	(129,226)	(502,571)	(293,127)
Gross profit (excluding depreciation and amortization)		456,459	442,757	1,337,915	1,083,259
General and administrative	6	(335,477)	(267,163)	(871,274)	(671,256)
Sales and marketing		(91,390)	(92,531)	(255,648)	(196,848)
Research and development		(13,258)	(11,862)	(39,167)	(29,023)
Operating income		16,334	71,201	171,826	186,132
(Loss) gain on re-measurement of deferred contingent payment	5,6	—	(5,056)	12,713	(8,753)
Gain on re-measurement of Embedded Derivative	5,6	15,400	11,300	50,200	11,300
Unrealized foreign exchange loss on financial instruments associated with financing activities	5,6	(5,811)	(300)	(7,151)	(300)
Other net financing charges	5,6	(67,853)	(80,604)	(229,248)	(275,618)
Net financing charges		(58,264)	(74,660)	(173,486)	(273,371)
Net earnings from associates		—	—	—	1,068
Loss before income taxes		(41,930)	(3,459)	(1,660)	(86,171)
Income tax (expense) recovery	7	(9,785)	13,189	(17,768)	15,438
Net (loss) earnings		(51,715)	9,730	(19,428)	(70,733)
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.		(51,299)	15,127	(18,629)	(63,067)
Non-controlling interest		(416)	(5,397)	(799)	(7,666)
Net (loss) earnings		(51,715)	9,730	(19,428)	(70,733)
(Loss) earnings per Common Share (U.S. dollars)
Basic	8	($0.18)	$0.06	($0.07)	($0.34)
Diluted	8	($0.18)	$0.06	($0.07)	($0.34)
Weighted average Common Shares outstanding (thousands)
Basic	8	287,944	257,322	281,061	186,517
Diluted	8	287,944	269,527	281,061	186,517
_____________________________
* The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.
† Certain amounts were reclassified in the comparative periods. See note 2.
See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	Note	2019	2018 †	2019	2018 †
Net (loss) earnings		(51,715)	9,730	(19,428)	(70,733)
Items that are or may be reclassified to net (loss) earnings
Debt instruments at FVOCI – changes in fair value *	13	(2,823)	(192)	(1,886)	(546)
Debt instruments at FVOCI – reclassified to net (loss) earnings *	13	49	273	43	315
Foreign operations – unrealized foreign currency translation differences **		(34,287)	(94,544)	(45,651)	(63,026)
Cash flow hedges – effective portion of changes in fair value ***	13	88,884	(4,559)	44,426	14,565
Cash flow hedges – reclassified to net (loss) earnings ***	13	(93,920)	(10,953)	(100,267)	(20,444)
Other comprehensive loss		(42,097)	(109,975)	(103,335)	(69,136)
Total comprehensive loss		(93,812)	(100,245)	(122,763)	(139,869)
Total comprehensive loss attributable to:
Shareholders of The Stars Group Inc.		(92,733)	(92,645)	(121,298)	(130,000)
Non-controlling interest		(1,079)	(7,600)	(1,465)	(9,869)
Total comprehensive loss		(93,812)	(100,245)	(122,763)	(139,869)
_____________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.
* For debt instruments measured at fair value through other comprehensive income (“FVOCI”), the amounts are presented net of aggregate income tax of $2,722,000 and $2,891,000 for the three and nine months ended September 30, 2019, respectively (2018 - net of income tax (expense) recovery of $(42,000) and $475,000, respectively).
** For unrealized foreign currency translation differences in connection with foreign operations, the amounts are presented net of aggregate income tax of $12.1 million for each of the three and nine months ended September 30, 2019 (2018 - net of income tax of $nil for both periods).
*** For other comprehensive income in relation to cash flow hedges, the amounts are presented net of aggregate income tax of $nil for each of the three and nine months ended September 30, 2019 (2018 - net of income tax of $nil for both periods).
See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30,	As at December 31,
In thousands of U.S. Dollars	Note	2019	2018 †
ASSETS
Current assets
Cash and cash equivalents - operational		405,776	392,853
Cash and cash equivalents - customer deposits		309,674	328,223
Total cash and cash equivalents		715,450	721,076
Restricted cash advances and collateral		8,876	10,819
Prepaid expenses and other current assets		70,716	43,945
Current investments - customer deposits		102,892	103,153
Accounts receivable		103,925	136,347
Income tax receivable		38,850	26,085
Total current assets		1,040,709	1,041,425
Non-current assets
Restricted cash advances and collateral		10,451	10,630
Prepaid expenses and other non-current assets		29,933	32,760
Non-current accounts receivable		15,100	14,906
Property and equipment	15	132,262	85,169
Income tax receivable		11,390	15,611
Deferred income taxes		6,500	1,775
Derivatives	10	149,957	54,583
Intangible assets		4,417,986	4,742,699
Goodwill		5,178,527	5,265,980
Total non-current assets		9,952,106	10,224,113
Total assets		10,992,815	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities		469,638	424,007
Customer deposits		410,422	423,739
Current provisions	11	59,238	39,189
Derivatives	10	14,546	16,493
Income tax payable		48,193	72,796
Current portion of lease liability	15	19,341	—
Current portion of long-term debt	9	35,750	35,750
Total current liabilities		1,057,128	1,011,974
Non-current liabilities
Lease liability	15	36,938	—
Long-term debt	9	5,008,469	5,411,208
Long-term provisions	11	7,408	4,002
Derivatives	10	41,376	6,068
Other long-term liabilities		402	79,716
Income tax payable		13,722	18,473
Deferred income taxes		545,339	580,697
Total non-current liabilities		5,653,654	6,100,164
Total liabilities		6,710,782	7,112,138
EQUITY
Share capital	12	4,356,753	4,116,287
Reserves	13	(561,368)	(469,629)
Retained earnings		484,132	502,761
Equity attributable to the Shareholders of The Stars Group Inc.		4,279,517	4,149,419
Non-controlling interest		2,516	3,981
Total equity		4,282,033	4,153,400
Total liabilities and equity		10,992,815	11,265,538
_____________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.
See accompanying notes.
Approved and authorized for issue on behalf of the Board on November 7, 2019.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Executive Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee of the Board

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2019 and 2018:

	Share Capital
In thousands of U.S. Dollars, except share numbers	Common Shares number	Preferred Shares number	Common Shares amount	Preferred Shares amount	Reserves (note 13)	Retained earnings	Equity attributable to the Shareholders of The Stars Group Inc.	Non-controlling interest	Total equity
Balance – January 1, 2018	147,947,874	1,139,249	1,199,834	684,385	(142,127)	605,213	2,347,305	33	2,347,338
Net loss	—	—	—	—	—	(63,067)	(63,067)	(7,666)	(70,733)
Other comprehensive loss	—	—	—	—	(66,933)	—	(66,933)	(2,203)	(69,136)
Total comprehensive loss	—	—	—	—	(66,933)	(63,067)	(130,000)	(9,869)	(139,869)
Issue of Common Shares in relation to stock options and equity awards	1,762,810	—	37,461	—	(6,889)	—	30,572	—	30,572
Conversion of Preferred Shares to Common Shares	60,013,510	(1,139,249)	684,385	(684,385)	—	—	—	—	—
Issue of Common Shares in connection with acquired subsidiary	41,049,398	—	1,477,478	—	—	—	1,477,478	—	1,477,478
Issuance of Common Shares in connection with equity offering	18,875,000	—	690,353	—	—	—	690,353	—	690,353
Issue of Common Shares in connection with exercised warrants	2,422,944	—	14,688	—	(14,688)	—	—	—	—
Stock-based compensation	—	—	—	—	8,802	—	8,802	—	8,802
Reversal of deferred tax on stock-based compensation	—	—	—	—	(359)	—	(359)	—	(359)
Equity fees	—	—	(5,415)	—	—	—	(5,415)	—	(5,415)
Reversal of 2014 deferred tax	—	—	(3,746)	—	—	—	(3,746)	—	(3,746)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	(220,040)	—	(220,040)	14,029	(206,011)
Balance – September 30, 2018	272,071,536	—	4,095,038	—	(442,234)	542,146	4,194,950	4,193	4,199,143

Balance – January 1, 2019 †	273,177,244	—	4,116,287	—	(469,629)	502,761	4,149,419	3,981	4,153,400
Net loss	—	—	—	—	—	(18,629)	(18,629)	(799)	(19,428)
Other comprehensive loss	—	—	—	—	(102,669)	—	(102,669)	(666)	(103,335)
Total comprehensive loss	—	—	—	—	(102,669)	(18,629)	(121,298)	(1,465)	(122,763)
Issue of Common Shares in relation to stock options and equity awards (note 12)	237,800	—	4,503	—	(2,581)	—	1,922	—	1,922
Stock-based compensation	—	—	—	—	13,511	—	13,511	—	13,511
Issue of Common Shares to FOX (note 12)	14,352,331	—	235,963	—	—	—	235,963	—	235,963
Balance – September 30, 2019	287,767,375	—	4,356,753	—	(561,368)	484,132	4,279,517	2,516	4,282,033
_____________________________
† The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.
See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
In thousands of U.S. Dollars	Note	2019	2018 *†
Operating activities
Net loss		(19,428)	(70,733)
Add (deduct):
Income tax expense (recovery) recognized in net loss		17,768	(15,438)
Net financing charges	6	173,486	273,371
Depreciation and amortization	6	323,965	182,781
Stock-based compensation	13	13,511	8,802
Unrealized loss on foreign exchange		4,633	58,654
Unrealized (gain) loss on investments		(443)	584
Impairment of intangible assets	6	2,787	4,901
Net earnings from associates		—	(1,068)
Realized (gain) loss on current investments and promissory note		(578)	420
Income taxes paid		(61,757)	(27,182)
Changes in non-cash operating elements of working capital		21,143	(49,805)
Customer deposit liability movement		(762)	12,349
Other		6,160	(8,329)
Net cash inflows from operating activities		480,485	369,307
Investing activities
Acquisition of subsidiaries, net of cash acquired	3	—	(1,865,262)
Additions to intangible assets		(21,321)	(16,268)
Additions to property and equipment		(15,851)	(18,791)
Additions to deferred development costs		(59,216)	(32,686)
Net sale of investments utilizing customer deposits		261	18,543
Cash movement from restricted cash		—	35,000
Settlement of minimum revenue guarantee		(675)	—
Net investments in associates		—	1,068
Other		(1,730)	(1,074)
Net cash outflows from investing activities		(98,532)	(1,879,470)
Financing activities
Issuance of Common Shares	12	235,963	717,250
Transaction costs on issuance of Common Shares		—	(32,312)
Issuance of Common Shares in relation to stock options	12	1,922	30,572
Redemption of SBG preferred shares		—	(663,407)
Repayment of shareholder loan on acquisition		—	(10,879)
Issuance of long-term debt		—	5,957,976
Repayment of long-term debt	9	(376,813)	(2,865,456)
Repayment of long-term debt assumed on business combinations		—	(1,079,729)
Transaction costs on long-term debt		—	(36,559)
Settlement of derivatives		—	(125,822)
Repayment of lease liability principal		(12,275)	—
Interest paid		(228,313)	(128,391)
Acquisition of further interest in subsidiaries		—	(48,240)
Capital contribution from the holders of non-controlling interest		—	12,060
Proceeds on loan issued to the holders of non-controlling interest		4,894	31,730
Net cash (outflows) inflows from financing activities		(374,622)	1,758,793
Increase in cash and cash equivalents		7,331	248,630
Unrealized foreign exchange difference on cash and cash equivalents		(12,957)	(12,292)
Cash and cash equivalents – beginning of period		721,076	510,323
Cash and cash equivalents – end of period		715,450	746,661
_____________________________
* The Corporation applied IFRS 16 from January 1, 2019. Consistent with the transition method chosen by the Corporation, comparative information has not been restated. See note 15.
† Certain amounts were reclassified in the comparative periods. See note 2.
See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATD FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”) is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia and the Americas.

The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014, the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and the operations of TSG Australia Pty Ltd and its subsidiaries and affiliates (collectively, “BetEasy”), in which it acquired an 80% equity interest in between February 2018 and April 2018 (BetEasy acquired what was formally the William Hill Australia business in April 2018) (collectively, the “Australian Acquisitions”). With certain exceptions, The Stars Interactive Group is headquartered in the Isle of Man and Malta and operates globally; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

As at September 30, 2019, The Stars Group had three reportable segments, the international business (“International”), the United Kingdom business (“United Kingdom”) and the Australian business (“Australia”), each as described below, as well as a corporate cost center (“Corporate”). There are up to four major lines of operations within the Corporation’s reportable segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming and bingo (collectively, “Gaming”), and other gaming-related revenue, including, without limitation, from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue (collectively, “Other”). As it relates to these lines of operations, online revenue includes revenue generated through the Corporation’s online, mobile and desktop client platforms and applications, as applicable.

The International segment currently includes the Stars Interactive Group business, and operates across all lines of operations and in various jurisdictions around the world, including the United Kingdom; the United Kingdom segment currently consists of the business operations of Sky Betting & Gaming, including those outside of the United Kingdom, and operates across all lines of operations primarily in the United Kingdom; and the Australia segment currently consists of the business operations of BetEasy, and operates primarily within the Betting line of operation and primarily in Australia.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

On October 2, 2019, the Corporation announced that it had reached an agreement on the terms of an all-share combination recommended by its board of directors (the “Board”) to be implemented through an acquisition of The Stars Group by Flutter Entertainment Plc (“Flutter”) pursuant to a plan of arrangement under the Business Corporations Act. See note 17 for additional information.

For reporting purposes, the Corporation prepares its unaudited interim condensed consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” or “₤” are to British Pound Sterling and references to “AUD” or “AUD $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine months ended September 30, 2019. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the IASB, and do not include all the information required for full annual consolidated financial statements. Except as described below, the accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2018 (the “2018 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2018 Financial Statements.

The Corporation made certain reclassifications during the third quarter to the comparative unaudited interim condensed consolidated financial statements to conform with the current period’s presentation. These reclassifications are outlined below:
Unaudited Interim Condensed Consolidated Statement of Earnings
Reclassification of a loss of $0.3 million for each of the three and nine months ended September 30, 2018 previously reported within General and administrative expenses to Net financing charges relating to unrealized foreign exchange loss on financial instruments associated with financing activities.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
Reclassification of a loss of $0.3 million for the nine months ended September 30, 2018 previously reported within Unrealized loss on foreign exchange to Net financing charges relating to unrealized foreign exchange loss on financial instruments associated with financing activities.
Segmental Information
Certain Corporate cost adjustments, which the Corporation first introduced in the first quarter of 2019, resulted in the reclassification of certain costs between each of the International segment and United Kingdom segment on the one hand and the Corporate cost center on the other, which impacted Adjusted EBITDA for the applicable comparative periods:

•
Reclassification of $2.1 million for each of the three and nine months ended September 30, 2018 resulting in increases to Adjusted EBITDA for the International segment and corresponding decreases of the same amount to Adjusted EBITDA for the Corporate cost center.

•
Reclassification of $0.2 million for each the three and nine months ended September 30, 2018 resulting in increases to Adjusted EBITDA for the United Kingdom segment and corresponding decreases of the same amount to Adjusted EBITDA for the Corporate cost center.

New significant accounting policies

On January 1, 2019, the Corporation adopted the provisions in IFRS 16, Leases (“IFRS 16”) and International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). See note 15. Changes to significant accounting policies in relation to these adoptions are detailed below. The Corporation also expects to reflect these changes in accounting policies in its audited consolidated financial statements as at and for the year ended December 31, 2019.

IFRS 16, Leases

The Corporation adopted IFRS 16 effective January 1, 2019. See note 15. In preparation for the first-time application of IFRS 16, the Corporation carried out an implementation project, which has shown that the new definition in IFRS 16 did not significantly change the scope of the Corporation’s contracts that meet the definition of a lease.

IFRS 16 introduces significant changes to lessee accounting by removing the distinction between operating and finance lease requirements and adding a requirement to recognize a right-of-use asset and a lease liability at the commencement of all leases except short-term leases and leases of low-value assets for which the election to recognize a lease expense on a straight-line basis has been applied. The requirements for lessor accounting have remained substantially unchanged. The Corporation applied IFRS 16 using the modified retrospective approach, with right-of-use assets being measured at an amount equal to the lease liability, adjusted for any amount of applicable prepaid or accrued lease payments recognized on the statement of financial position as at December 31, 2018. As a result, there was no restatement of the comparative period. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for applicable consideration.

The Corporation applied the following transitional-related elections available upon transition to IFRS 16:

•	Hindsight in the determination of right-of-use assets and lease liabilities on transition;

•
Reliance on the assessment of whether leases are onerous by applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•	Exclusion of initial direct costs from the measurement of right-of-use assets on transition; and

•	No recognition of right-of-use assets and lease liabilities for leases expiring within 12 months of adoption of IFRS 16.

The Corporation as a Lessee

The Corporation assesses whether a contract is or contains a lease at the inception of the applicable contract. IFRS 16 changes how the Corporation accounts for leases that it otherwise would have previously classified as operating leases under IAS 17, Leases (“IAS 17”). Under IFRS 16, for all leases except as noted above, the Corporation:

a)	Recognizes a right-of-use asset and a lease liability in the consolidated statement of financial position, initially measured at the present value of future lease payments;

b)
Recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss as part of general and administrative expense and other interest expense within net financing charges, respectively; and

c)
Separates the total amount of cash payments in relation to lease liabilities into a principal portion and interest (each presented within financing activities) in the consolidated statement of cash flows.

Lease incentives are recognized as part of the measurement of right-of-use assets and as part of lease liabilities, except if received prior to lease commencement, while under IAS 17 they resulted in the recognition of a lease incentive liability, and were amortized as a reduction of rental expense on a straight-line basis.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets, which replaces the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets, such as personal computers and office furniture, the Corporation has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

The lease liability is initially measured at the present value of the future lease payments, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Corporation uses its incremental borrowing rate at the lease commencement date. The Corporation subsequently measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.

Lease payments included in the measurement of the lease liability include:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;

•	Amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease if the lease includes an option to terminate the lease.

The Corporation remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:

•
The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
The lease payments change due to changes in an index or rate or change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement of the lease, and any initial costs. They are then subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability or right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers such payments occurs.

As a practical expedient, IFRS 16 permits a lessee to account for any lease and associated non-lease components as a single arrangement instead of separating the non-lease components. The Corporation has applied this practical expedient.

The Corporation as a Lessor

The Corporation does not currently have any material contracts where the Corporation acts as a lessor.

IFRIC 23, Uncertainty over Income Tax Treatments

The Corporation adopted IFRIC 23 effective January 1, 2019. Where uncertain tax treatments exist, the Corporation assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Corporation assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Corporation believes provides a better prediction of the resolution of the uncertainty. The Corporation considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The adoption of the interpretation did not have a material impact on the unaudited interim condensed consolidated financial statements.

IFRS 2, Share-based Payment

For share-based payment transactions that may be settled in cash on the occurrence of a contingent event which is in the control of neither the Corporation nor the counterparty to the payment (“Contingently cash-settled share-based payments”), the Corporation applies the “probable” approach. Under this approach, the share-based payment is classified as either cash-settled or equity-settled in its entirety depending on which outcome is probable at each reporting date. Any change in the probable method of settlement is treated as a change in accounting estimate, with the cumulative expense updated to reflect the appropriate charge for the method of settlement now considered probable.

Recent accounting pronouncements - not yet effective

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures
In July 2017, the Financial Conduct Authority (“FCA”), which regulates LIBOR, announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate as its preferred alternative rate for USD LIBOR in derivatives and other financial contracts. Other benchmark rates including EURIBOR are also impacted by this reform and the European Central Bank has identified the Euro Short Term Rate as its preferred alternative rate for EURIBOR in derivatives and other financial contracts. The Corporation is not able to predict when USD-LIBOR or EURIBOR will cease to be available or when there will be sufficient liquidity in the alternative markets. Any changes adopted by the FCA or other governing bodies in the method used for determining USD-LIBOR and EURIBOR may result in a sudden or prolonged increase or decrease in reported USD-LIBOR and EURIBOR. If that were to occur, the Corporation’s interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if USD-LIBOR and EURIBOR were to remain available in their current form.
In September 2019, the IASB issued amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures in order to provide relief in respect of the potential impacts to hedge accounting following the uncertainties arising from the impact of the reform on the timing and amount of designated future cash flows. The amendments provide exceptions to the requirements of hedge accounting during this period of uncertainty with the impact being that existing and new hedge accounting designations will be unaffected by the above noted uncertainties. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. The amendments are mandatory for all hedges within their scope.
The Corporation’s USD First Lien Term Loan, certain of its cross currency interest rate swaps and its interest rate swap are indexed to USD-LIBOR and the Corporation’s EUR First Lien Term Loan is indexed to EURIBOR. The Corporation is monitoring and evaluating the related risks, which include interest payments on the First Lien Term Loans, and amounts received on certain of its cross currency interest rate swaps and the interest rate swap. These risks arise in connection with transitioning contracts to an alternative rate, including any resulting value transfer that may occur. The fair value of the financial instruments tied to USD-LIBOR and EURIBOR could also be impacted if USD-LIBOR and EURIBOR are limited or discontinued. Additional risk exists as the method of transitioning to an alternative reference rate may be challenging, and requires agreement with the respective counterparty about how to make the transition.

If the Corporation’s contracts are not transitioned to alternative reference rates and USD-LIBOR and EURIBOR are discontinued, the impact on our indexed financial instruments is likely to vary by contract. If USD-LIBOR and EURIBOR are discontinued or if the methods of calculating USD-LIBOR and EURIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected.
While the Corporation expects USD-LIBOR and EURIBOR to be available in substantially their current form until the end of 2021, it is possible that USD-LIBOR and EURIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the USD-LIBOR and EURIBOR administrators. In that case, the risks associated with the transition to an alternative reference rates will be accelerated and magnified.
The Corporation is actively monitoring developments in the IBOR reform project and will negotiate with affected counterparties when alternative rates have been determined.

Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the end of the reporting period. The following discussion sets forth key sources of estimation uncertainty at the end of the reporting period that management believes have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Goodwill impairment

At least annually, the Corporation tests whether goodwill is subject to any impairment in accordance with the applicable accounting policy set forth in note 2 of the 2018 Financial Statements. The Corporation completed its annual goodwill impairment testing as at December 31, 2018.

The recoverable amount for any cash-generating unit (“CGU”) or group of CGUs is determined based on the higher of fair value less costs to sell and value in use. Both valuation approaches require management to use judgments and estimates. Goodwill impairment exists when the carrying value of a CGU or group of CGUs exceeds its recoverable amount. Estimates used in determining the recoverable amount include but are not limited to expected cash flows, growth rates, capital expenditures and discount rates. A change in future earnings or any other assumptions may have a material impact on the fair value of a CGU or group of CGUs, and could result in an impairment loss. See note 11 of the 2018 Financial Statements.

Valuation of deferred contingent payment on acquisition of non-controlling interest

As part of the previously disclosed incremental acquisition of an 18% equity interest in BetEasy, the holders of the non-controlling interest in BetEasy will be entitled to an additional payment of up to AUD $232 million in 2020, subject to certain performance conditions primarily related to its EBITDA, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be a contingent consideration and accounted for it as part of the purchase price related to the acquisition of the 18% equity interest in BetEasy. The deferred contingent payment is subsequently recorded at fair value at each balance sheet date, with re-measurements recorded within net financing charges. In valuing the deferred contingent payment, the Corporation used the expected present value approach as at September 30, 2019. At December 31, 2018, the Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast and a discount rate of 10.5%, considering the term of the deferred contingent payment period and credit risk and applied a volatility of historical EBITDA for comparable companies of 25.0%, which was based on historical performance and market indicators. See notes 3 and 14.

Uncertain tax treatments

Determining the Corporation’s income tax and its provisions for income taxes involves a significant degree of estimation and judgment, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. The Corporation is also subject to tax audits and has a number of open tax inquiries. As a result, it has recognized a number of provisions against uncertain tax positions based on management’s best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice. The tax provisions recorded in the Corporation’s unaudited interim condensed consolidated financial statements in respect of prior years relate to intercompany trading and financing arrangements entered into in the normal course of business and tax audits that are currently in progress with fiscal authorities. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation uncertainty.

Critical accounting estimates and judgments

The preparation of the Corporation’s unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions concerning the future. It also requires management to exercise its judgment in applying the Corporation’s accounting policies. Estimates and judgments are continuously evaluated and are based on historical experience, general economic conditions, and trends and other factors, including expectations of future events.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the unaudited interim condensed consolidated financial statements and actual results could differ from the Corporation’s estimates.

The following discussion sets forth for the three and nine months ended September 30, 2019 what management believes to be the most significant estimates and assumptions in determining the value of assets and liabilities and the most significant judgments in applying the Corporation’s accounting policies.

Deferred contingent payments

Management makes judgments and estimates in determining the value of deferred contingent payments that should be recorded as part of the consideration on the date of acquisition and changes in deferred contingent payments payable in subsequent reporting periods. The deferred contingent payment relating to the incremental acquisition of an 18% equity interest in BetEasy is discussed above in key sources of estimation uncertainty and in notes 3 and 14.

Useful lives of long-lived assets

Estimates are used for each component of an asset’s useful life and are based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of intangible assets, where applicable, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history or the expected period of future benefit of the intangible asset. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Valuation of embedded derivatives

The Senior Notes (as defined below) include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. As previously disclosed, these features were bifurcated from the carrying value of the Senior Notes. Management used estimates, including an implied credit spread of 3.4% as at September 30, 2019 (December 31, 2018 ‑ 4.6%), in determining the fair value of the Embedded Derivative (as defined below). See notes 10 and 14.

Contingent liabilities

The Corporation reviews its legal proceedings following developments in the same at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the consolidated financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the alleged obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future consolidated financial statements may be materially affected, with a favorable or adverse impact on the Corporation’s business, financial condition or results of operations. See note 11.

Determination of lease term

The Corporation’s lease portfolio includes contracts with extension and termination options. These terms are used to maximize operational flexibility with respect to managing such contracts.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The Corporation reviews the applicable assessment if a significant event or a significant change in circumstances occurs which affects the assessment and that is within the control of the lessee. If the Corporation exercises an extension option (or elects not to exercise a termination option) that was not included in the lease term, this would result in an increase to the right of use asset and lease liability. As at September 30, 2019, the weighted average remaining life of the Corporation’s leases is 4.36 years.

FOX equity option

On May 8, 2019, the Corporation entered into a commercial agreement with FOX Sports (“FOX Sports”), a unit of FOX (as defined below). See note 16 for additional details of the agreement. Prior to the tenth anniversary of the commercial agreement, and subject to certain conditions and applicable gaming regulatory approvals, FOX Sports has the right to acquire up to a 50% equity stake in the Corporation’s U.S. business. In accordance with IFRS 2, Share-based payment (“IFRS 2”), based on the judgment of the Corporation's management, this right granted to FOX Sports is considered a contingently cash-settled share-based payment because FOX Sports, subject to receiving regulatory approvals and meeting certain other conditions, has discretion to exercise the right. During the three and nine months ended September 30, 2019, the Corporation recorded $2.0 million and $5.0 million, respectively, to sales and marketing expense in relation to the commercial agreement.

Management has made certain judgments in the recognition and measurement of liabilities in relation to this commercial agreement and associated right of FOX Sports to acquire equity, including its estimate as to the probable method of settlement. The right has been valued using a discounted cash flow model and as it represents a contingently cash-settled share-based payment, will be recorded at fair value each reporting period.

3.	ACQUISITION OF SUBSIDIARIES

BetEasy

On February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in BetEasy for a purchase price of $117.7 million. Accordingly, the Corporation acquired $58.8 million of identifiable net assets, including $102.4 million of intangible assets, of which it recognized a non-controlling interest of $1.0 million in relation to the acquired identifiable net assets. The Corporation also recognized $59.9 million of goodwill in connection with the same.

On April 24, 2018, the same subsidiary of the Corporation acquired an additional 18% interest in BetEasy for a purchase price of $229.2 million. Included in the purchase price was a deferred contingent payment, which is included in accounts payable and other liabilities in the unaudited interim condensed consolidated statements of financial position. See note 14 for details regarding the valuation of the deferred contingent payment. The acquisition of the additional equity interest in BetEasy had no impact on the fair values of the goodwill and intangible assets acquired on February 27, 2018; however, the excess of the purchase price compared to the carrying value of the 18% non-controlling interest was recognized directly in equity as acquisition reserve.

During the three months ended March 31, 2019, the Corporation finalized the purchase price allocation assessment in relation to this acquisition and did not record any adjustments.

Also in connection with the acquisition of the additional 18% interest in BetEasy, a subsidiary of the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest in BetEasy held by its minority interest shareholders, with an exercise price based on certain future operating performance conditions of the acquired business. This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative. As at each of the acquisition date and September 30, 2019, the Corporation determined that the fair value of this non-controlling interest derivative was $nil.

Former William Hill Australia Business

On April 24, 2018, BetEasy acquired 100% of the former William Hill Australia business for a purchase price of $241.2 million. Accordingly, the Corporation acquired $162.5 million of identifiable net assets, including $267.3 million of intangible assets. The Corporation recognized $78.7 million of goodwill in connection with the same.

During the three months ended March 31, 2019, the Corporation recorded an adjustment to increase the acquired financial liabilities by $0.4 million with a corresponding increase to the goodwill recognized. The comparative unaudited interim condensed consolidated statement of financial position has not been restated to reflect this adjustment. During the three months ended June 30, 2019, the Corporation finalized the purchase price allocation assessment in relation to this acquisition and did not record any further adjustments.

SBG

On July 10, 2018, the Corporation completed the SBG Acquisition, acquiring 100% of SBG for a purchase price of $3.24 billion. Accordingly, the Corporation acquired $808.7 million of identifiable net assets, including $3.04 billion of intangible assets. The Corporation recognized $2.43 billion of goodwill in connection with the same.

During the three months ended September 30, 2019, the Corporation finalized the purchase price allocation assessment in relation to the SBG Acquisition and did not record any adjustments.

4.	REVENUE

The Corporation recognized the following amounts in the unaudited interim condensed consolidated statements of (loss) earnings:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Poker revenue	192,617	215,716	604,266	678,572
Gaming revenue	194,557	180,920	580,659	389,571
Betting revenue	218,160	158,376	601,779	267,099
Other revenue from customers	17,120	13,314	51,334	41,356
Other sources of revenue	30	3,657	2,448	(212)
Total revenue	622,484	571,983	1,840,486	1,376,386

Revenue from contracts with customers have not been further disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogeneous. For further information regarding revenue, including segment revenue by major line of operations and geographic region, see note 5.

5.	SEGMENTAL INFORMATION

Segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Chief Operating Decision Maker (“CODM”). The Corporation’s CODM consists of its Chief Executive Officer and Chief Financial Officer, as this group is responsible for allocating resources to, and assessing the performance of, the operating segments of the Corporation. The segmentation reflects the way the CODM evaluates performance of, and allocates resources within, the business.

The CODM considers the Corporation’s business from both a geographic and product offering or lines of operation perspective. For the three and nine months ended September 30, 2019 and 2018, the Corporation had three reportable segments, as applicable: International, United Kingdom and Australia, as well as a Corporate cost center. Revenue within these operating segments is further divided into the Poker, Gaming, Betting and Other lines of operation, as applicable. The CODM receives geographic and lines of operation revenue information throughout the year for the purpose of assessing their respective performance. Certain costs are included in Corporate. “Corporate” in itself is not a reporting segment, but it comprises costs that are not directly allocable to any of the operating segments or relate to a corporate function (i.e., tax and treasury).

Further, each reporting segment incurs certain costs, which are not segregated among major lines of operations within each reporting segment as they share the same office infrastructure, workforce and administrative resources. The Corporation cannot develop or produce reports that provide the true costs by major lines of operations within each reporting segment without unreasonable effort or expense.

The primary measure used by the CODM for the purpose of decision making and/or evaluation of a segment is Adjusted EBITDA. The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation table below.

However, the CODM also uses other key measures as inputs, including, without limitation, revenue and capital expenditures, to supplement the decision-making process.

Segmental information for the three months ended September 30, 2019 and September 30, 2018:

	Three Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations *	Consolidated
Revenue	325,468	226,959	71,157	—	(1,100)	622,484
Poker	189,766	2,851	—	—	—	192,617
Gaming	109,338	85,219	—	—	—	194,557
Betting	18,139	130,020	70,001	—	—	218,160
Other	8,225	8,869	1,156	—	(1,100)	17,150

Adjusted EBITDA (**)	167,222	77,017	8,655	(12,970)	—	239,924

Net financing charges	—	—	—	58,264	—	58,264

Depreciation and amortization	38,315	58,287	8,777	211	—	105,590

Capital expenditures	19,217	7,891	3,564	—	—	30,672

	Three Months Ended September 30, 2018 ***
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations *	Consolidated
Revenue	352,446	168,380	52,157	—	(1,000)	571,983
Poker	212,832	2,884	—	—	—	215,716
Gaming	107,602	73,318	—	—	—	180,920
Betting	21,030	85,189	52,157	—	—	158,376
Other	10,982	6,989	—	—	(1,000)	16,971

Adjusted EBITDA (**)	184,292	28,153	(4,755)	(9,438)	—	198,252

Net financing charges	—	—	—	74,660	—	74,660

Depreciation and amortization	34,398	53,642	10,855	43	—	98,938

Capital expenditures	16,230	9,880	4,000	342	—	30,452
_____________________________
* For the three months ended September 30, 2019, the Corporation excluded from its consolidated revenue $1.1 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion is recorded in sales and marketing expense in the International segment. For the three months ended September 30, 2018, the Corporation excluded from its consolidated revenue $1.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for that period is recorded to sales and marketing expense in the United Kingdom segment.
** Adjusted EBITDA is used internally by the CODM when analyzing underlying segment performance.
*** Certain amounts were reclassified in the comparative periods. See note 2.

Segmental information for the nine months ended September 30, 2019 and September 30, 2018:

	Nine Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations *	Consolidated
Revenue	987,953	658,932	197,401	—	(3,800)	1,840,486
Poker	595,411	8,855	—	—	—	604,266
Gaming	312,546	268,113	—	—	—	580,659
Betting	56,472	350,960	194,347	—	—	601,779
Other	23,524	31,004	3,054	—	(3,800)	53,782

Adjusted EBITDA (**)	469,785	220,289	24,477	(42,538)	—	672,013

Net financing charges	—	—	—	173,486	—	173,486

Depreciation and amortization	115,671	180,104	27,623	567	—	323,965

Capital expenditures	59,442	23,074	13,814	58	—	96,388

	Nine Months Ended September 30, 2018 ***
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations *	Consolidated
Revenue	1,084,447	168,380	124,559	—	(1,000)	1,376,386
Poker	675,688	2,884	—	—	—	678,572
Gaming	316,253	73,318	—	—	—	389,571
Betting	57,351	85,189	124,559	—	—	267,099
Other	35,155	6,989	—	—	(1,000)	41,144

Adjusted EBITDA (**)	535,166	28,153	7,888	(29,662)	—	541,545

Net financing charges	—	—	—	273,371	—	273,371

Depreciation and amortization	108,354	53,642	20,723	62	—	182,781

Capital expenditures	48,719	9,880	8,658	488	—	67,745
_____________________________
* For the nine months ended September 30, 2019, the Corporation excluded from its consolidated revenue $3.8 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion is recorded in sales and marketing expense in the International segment. For the nine months ended September 30, 2018, the Corporation excluded from its consolidated revenue $1.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for that period is recorded to sales and marketing expense in the United Kingdom segment.
** Adjusted EBITDA is used internally by the CODM when analyzing underlying segment performance.
*** Certain amounts were reclassified in the comparative periods. See note 2.

A reconciliation of Adjusted EBITDA to Net (loss) earnings is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018 ¹	2019	2018 ¹
Consolidated
Adjusted EBITDA	239,924	198,252	672,013	541,545
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	(10,139)	(1,667)	(10,139)	(112,485)
Stock-based compensation[2]	(6,049)	(3,154)	(13,511)	(8,802)
Gain (loss) from investments	185	(123)	578	(370)
Impairment of intangible assets	(135)	(3,869)	(2,787)	(4,943)
Other costs	(101,862)	(19,300)	(150,363)	(46,032)
Total adjusting items	(118,000)	(28,113)	(176,222)	(172,632)
Depreciation and amortization	(105,590)	(98,938)	(323,965)	(182,781)
Operating income	16,334	71,201	171,826	186,132
Net financing charges	(58,264)	(74,660)	(173,486)	(273,371)
Net earnings from associates	—	—	—	1,068
Loss before income taxes	(41,930)	(3,459)	(1,660)	(86,171)
Income tax (expense) recovery	(9,785)	13,189	(17,768)	15,438
Net (loss) earnings	(51,715)	9,730	(19,428)	(70,733)
_____________________________
1 Certain amounts were reclassified in the comparative periods. See note 2.
2 Stock-based compensation expense is excluded from Adjusted EBITDA primarily due to its discretionary nature.

A reconciliation of certain items comprising “Other (income) costs” in the Adjusted EBITDA reconciliation table above:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Integration costs of acquired businesses	4,275	17,088	17,197	28,555
Financial (income) expenses	(524)	(5,248)	1,589	(3,199)
Restructuring expenses[1]	22,304	4,486	28,533	6,544
AMF, foreign payments and other investigation and related professional fees[2]	6,803	(888)	16,023	3,771
Lobbying (US and Non-US) and other legal expenses[3]	5,579	4,260	12,141	9,918
Professional fees in connection with non-core activities[4]	8,407	1,423	18,870	1,976
Retention bonuses	—	25	—	259
Loss on disposal of assets	393	—	—	41
Austria gaming duty	—	(3,679)	—	(3,679)
Acquisition of market access rights	22,500	—	22,500	—
Legal settlement[5]	32,500	—	32,500	—
Other	(375)	1,833	1,010	1,846
Other costs	101,862	19,300	150,363	46,032
_____________________________

[1]
Restructuring expenses relate to certain operational and staff restructuring programs implemented following the Australian Acquisitions and the SBG Acquisition, and certain of the Corporation’s recent strategic cost savings initiatives (i.e., referred to by the Corporation as “operational excellence” or “operational efficiency” programs). Management does not consider such expenses to be part of its ongoing core operating activities or expenses. “Termination of employment agreements” presented in prior periods is now included in restructuring expenses. Following and as a result of the restructuring programs and efforts to achieve expected cost synergies related to the Acquisitions in the United Kingdom and Australia segments, during the three and nine-months ended September 30, 2019, the Corporation reassessed its fixed-cost base within the International segment and Corporate cost center and implemented an operational excellence program to optimize the same, including a reduction in headcount and the relocation of certain roles across and within applicable geographies. As a result, costs related to this program that are excluded from Adjusted EBITDA for the three and nine months ended September 30, 2019 include (i) $14.6 million and $19.5 million, respectively, of accrued termination payments recognized under IAS 37, Provisions, contingent liabilities and contingent assets and IAS 19, Employee benefits and (ii) $7.7 million and $9.0 million, respectively, for salaries and associated compensation relating to roles that are either being made redundant or that are expected to be relo cated (for relocations, to the extent that such salaries and associated compensation exceeds or will exceed the same in the new location for the respective relocated roles). The Corporation expects to continue excluding such costs from Adjusted EBITDA through the respective termination or relocation dates of the impacted personnel.

[2]	Autorité des marchés financiers ("AMF"), foreign payments and other investigation and related professional fees relate to those previously disclosed matters.

[3]
The Corporation excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval because management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the acquisition of the Stars Interactive Group in 2014 or from matters not directly involving the Corporation or its current business.

[4]
Professional fees in connection with non-core activities are excluded from Adjusted EBITDA as these expenses are not representative of the underlying operations. Such professional fees include those related to litigation matters, incremental accounting and audit fees incurred in connection with the integration of the Acquisitions, including as it relates to internal controls with respect to the same, and the previously announced partnership with FOX Sports and transactions in connection with obtaining and securing potential market access to certain U.S. states in which the Corporation currently does not operate.

[5]	For additional information see note 6.

The distribution of the Corporation’s assets by reporting segment is as follows:

In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Total
Total assets as at September 30, 2019	5,259,228	5,063,918	476,343	193,326	10,992,815

Total assets as at December 31, 2018	5,248,115	5,430,110	510,805	76,508	11,265,538

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

In thousands of U.S. Dollars	As at September 30, 2019	As at December 31, 2018
Geographic Area
Canada	71,191	66,830
United Kingdom	4,879,832	5,191,994
Isle of Man	4,235,937	4,346,599
Australia	430,213	456,422
Malta	51,635	7,469
Other licensed or approved jurisdictions	59,967	24,534
	9,728,775	10,093,848

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three or nine months ended September 30, 2019 or 2018, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise:

	Three Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
United Kingdom	19,669	224,615	—	(1,100)	243,184
Malta	157,608	13	—	—	157,621
Australia	—	—	71,157	—	71,157
Isle of Man	3,484	—	—	—	3,484
Italy	39,689	—	—	—	39,689
Spain	27,798	—	—	—	27,798
Other licensed or approved jurisdictions	77,220	2,331	—	—	79,551
	325,468	226,959	71,157	(1,100)	622,484

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
United Kingdom	17,896	166,208	—	—	184,104
Malta	123,413	—	—	—	123,413
Australia	—	86	52,157	—	52,243
Isle of Man	93,523	—	—	(1,000)	92,523
Italy	37,849	487	—	—	38,336
Spain	28,952	46	—	—	28,998
Other licensed or approved jurisdictions	50,813	1,553	—	—	52,366
	352,446	168,380	52,157	(1,000)	571,983
_____________________________
* For the three months ended September 30, 2019, the Corporation excluded from its consolidated revenue $1.1 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion is recorded in sales and marketing expense in the International segment. For the three months ended September 30, 2018, the Corporation excluded from its consolidated revenue $1.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for that period is recorded to sales and marketing expense in the United Kingdom segment.

	Nine Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
United Kingdom	56,432	640,692	—	(3,800)	693,324
Malta	406,399	13	—	—	406,412
Australia	—	158	197,401	—	197,559
Isle of Man	98,680	—	—	—	98,680
Italy	122,575	233	—	—	122,808
Spain	81,634	152	—	—	81,786
Other licensed or approved jurisdictions	222,233	17,684	—	—	239,917
	987,953	658,932	197,401	(3,800)	1,840,486

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
United Kingdom	57,468	166,208	—	—	223,676
Malta	370,366	—	—	—	370,366
Australia	—	86	124,559	—	124,645
Isle of Man	290,657	—	—	(1,000)	289,657
Italy	116,608	487	—	—	117,095
Spain	91,881	46	—	—	91,927
Other licensed or approved jurisdictions	157,467	1,553	—	—	159,020
	1,084,447	168,380	124,559	(1,000)	1,376,386
_____________________________
* For the nine months ended September 30, 2019, the Corporation excluded from its consolidated revenue $3.8 million of Other revenue included in the United Kingdom segment related to certain non-gaming related transactions with the International segment. A corresponding exclusion is recorded in sales and marketing expense in the International segment. For the nine months ended September 30, 2018, the Corporation excluded from its consolidated revenue $1.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for that period is recorded to sales and marketing expense in the United Kingdom segment.

6.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018 *	2019	2018 *
Cost of revenue (excluding depreciation and amortization)
Direct selling costs	36,710	32,452	103,604	57,963
Gaming duty, levies and fees	104,380	75,018	318,525	172,501
Processor and other operating costs	24,935	21,756	80,442	62,663
	166,025	129,226	502,571	293,127
General and administrative
Salaries and wages	90,016	85,825	251,614	194,992
Legal and professional fees	28,070	23,458	81,374	65,290
Impairment of property and equipment and intangible assets	135	3,826	2,787	4,901
(Gain) loss on disposal of investments and other assets	(286)	616	(578)	420
Acquisition-related costs	10,139	7,524	10,139	50,977
Acquisition of market access rights	22,500	—	22,500	—
Foreign exchange (gain) loss	(524)	(10,317)	1,331	58,655
IT and software costs	27,200	26,854	82,466	46,661
Legal settlement †	32,500	—	32,500	—
Other operational costs	20,137	30,439	63,176	66,579
Depreciation and amortization	105,590	98,938	323,965	182,781
	335,477	267,163	871,274	671,256
Net financing charges
Interest on long-term debt	61,513	66,563	192,818	117,060
Other interest expense	(722)	—	1,572	—
(Gain) loss on re-measurement of deferred contingent payment **	—	5,056	(12,713)	8,753
Gain on re-measurement of Embedded Derivative ***	(15,400)	(11,300)	(50,200)	(11,300)
Unrealized foreign exchange loss on financial instruments associated with financing activities	5,811	300	7,151	300
Ineffectiveness on cash flow hedges	2,684	(11,949)	10,248	(11,949)
Loss on debt extinguishment	—	18,521	—	143,497
Accretion expense	5,574	8,984	27,931	30,064
Interest income	(1,196)	(1,515)	(3,321)	(3,054)
	58,264	74,660	173,486	273,371
_____________________________
* The Corporation reclassified a loss of $0.3 million for each of the three and nine months ended September 30, 2018 previously reported within foreign exchange (gain) loss to unrealized foreign exchange loss on financial instruments associated with financing activities.
See note 2.
** See note 3 and 14 for details regarding the recognition and measurement of the deferred contingent payment.
*** See notes 10 and 14 for details regarding the recognition and measurement of the Embedded Derivative.
† On September 9, 2019, the Corporation entered into minutes of settlement with respect to the appeal of the Ontario Superior Court of Justice’s prior dismissal of an application by certain holders of Preferred Shares (as defined below) regarding the Corporation’s mandatory conversion of its Preferred Shares in July 2018. On September 23, 2019, the Court of Appeal for Ontario entered an order dismissing the appeal with prejudice. The settlement of $32.5 million has been and will be funded entirely by available cash on hand, and any currently remaining liability is included within accounts payable and other liabilities on the unaudited interim condensed consolidated statement of financial position.

7.	INCOME TAXES

The Corporation’s income tax expense for the three and nine months ended September 30, 2019 was $9.8 million (2018 - income tax recovery of $13.2 million) and $17.8 million (2018 - income tax recovery of $15.4 million), respectively. The income tax expense for the three and nine months ended September 30, 2019 includes an income tax recovery of $12.0 million (2018 - $11.8 million) and $35.2 million (2018 - $14.4 million), respectively, in relation to the deferred tax credit associated with the amortization expense of acquired intangible assets from the Australian Acquisitions and the SBG Acquisition. Additionally, the three and nine months ended September

30, 2019 include a income tax expense of $12.1 million, which relates to the tax effect of foreign exchange gains with respect to the Corporation’s hedging activities. However, the Corporation recognized a corresponding tax recovery of $12.1 million in relation to the same in the foreign currency translation reserve within other comprehensive income such that there is no overall impact on the unaudited interim condensed consolidated statement of financial position.
In addition to the impacts described above, the Corporation’s income taxes for the three and nine months ended September 30, 2019 were impacted by the mix of taxable earnings among and across geographies, with an increase in taxable earnings following the Acquisitions in geographies with higher statutory corporate tax rates. The effective tax rate was also impacted by the recognition of a net deferred tax liability as a result of the transfer of customer intangible rights from the Isle of Man to Malta in connection with an internal corporate restructuring and an Australian business continuity tax law change during 2019.

8.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Numerator
Numerator for basic and diluted (loss) earnings per Common Share – net (loss) earnings attributable to Shareholders of The Stars Group Inc.	$(51,299,000)	$15,127,000	$(18,629,000)	$(63,607,000)
Denominator
Denominator for basic (loss) earnings per Common Share – weighted average number of Common Shares	287,944,313	257,322,252	281,061,188	186,517,259
Effect of dilutive securities
Stock options	64,115	1,560,125	201,533	1,817,597
Performance share units	717,480	372,680	539,973	271,438
Deferred share units	8,278	17,928	3,502	73,129
Restricted share units	25,690	79,809	47,205	86,860
Warrants	—	—	—	780,879
Convertible Preferred Shares	—	10,173,839	—	43,093,132
Effect of dilutive securities	815,563	12,204,381	792,213	46,123,035
Dilutive potential for diluted (loss) earnings per Common Share	287,944,313	269,526,633	281,061,188	186,517,259
Basic (loss) earnings per Common Share	$(0.18)	$0.06	$(0.07)	$(0.34)
Diluted (loss) earnings per Common Share	$(0.18)	$0.06	$(0.07)	$(0.34)

9.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at September 30, 2019, and at December 31, 2018 (all capitalized terms used in the tables below relating to such long-term debt are defined below in this note):

In thousands of U.S. Dollars (except as noted)	Contractual interest rate	September 30, 2019 Principal outstanding balance in currency of borrowing	September 30, 2019 Carrying amount in USD	December 31, 2018 Principal outstanding balance in currency of borrowing	December 31, 2018 Carrying amount in USD
USD First Lien Term Loan	5.83%	3,180,313	3,115,828	3,557,125	3,479,823
EUR First Lien Term Loan	3.75%	850,000	908,696	850,000	951,980
Senior Notes	7.00%	1,000,000	981,258	1,000,000	980,008
Loan payable to non-controlling interest	0.00%	56,936	38,437	49,936	35,147
Total long-term debt			5,044,219		5,446,958
Current portion			35,750		35,750
Non-current portion			5,008,469		5,411,208

The Corporation’s change in the long-term debt balance from December 31, 2018 to September 30, 2019 was as follows:

In thousands of U.S. Dollars	Balance – January 1, 2019	New debt	Principal payments	Interest accretion *	Translation	Balance – September 30, 2019
USD First Lien Term Loan	3,479,823	—	(376,813)	12,818	—	3,115,828
EUR First Lien Term Loan	951,980	—	—	2,160	(45,444)	908,696
Senior Notes	980,008	—	—	1,250	—	981,258
Loan payable to non-controlling interest	35,147	4,894	—	—	(1,604)	38,437
Total	5,446,958	4,894	(376,813)	16,228	(47,048)	5,044,219
* Interest accretion represents interest expense calculated at the effective interest rate less interest expense calculated at the contractual interest rate and is recorded in net financing charges in the unaudited interim condensed consolidated statements of earnings (loss).

As at September 30, 2019, the contractual principal repayments of the Corporation’s outstanding long-term debt over the next five years amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
USD First Lien Term Loan	35,750	35,750	35,750	35,750	35,750	3,001,563
EUR First Lien Term Loan	—	—	—	—	—	927,376
Senior Notes	—	—	—	—	—	1,000,000
Loan payable to non-controlling interest	—	38,437	—	—	—	—
Total	35,750	74,187	35,750	35,750	35,750	4,928,939

Revolving Facility and First Lien Term Loans

On July 10, 2018, the Corporation obtained a first lien revolving facility of $700 million (the “Revolving Facility”), USD first lien term loans of $3.58 billion (the “USD First Lien Term Loan”), and EUR first lien term loans of €850 million (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”). The Revolving Facility matures on July 10, 2023 and the First Lien Term Loans mature on July 10, 2025. On February 22, 2019, the Corporation made a voluntary prepayment of $100.0 million of its USD First Lien Term Loan, including accrued and unpaid interest, using available cash on hand. On May 14, 2019, the Corporation prepaid an additional $250.0 million using proceeds from the issuance of Common Shares to FOX (as defined below) and available cash on hand. Subsequent to September 30, 2019, the Corporation prepaid a further $100.0 million, including accrued and unpaid interest. See note 17. As at September 30, 2019 and December 31, 2018 there were no amounts outstanding under the Revolving Facility. The Corporation had $74.0 million of letters of credit issued but undrawn as of September 30, 2019. Availability under the Revolving Facility as at September 30, 2019 was $626.0 million.

Senior Notes

On July 10, 2018, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC, issued 7.00% Senior Notes (the “Senior Notes”) at par in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026.

10.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk and uses derivative financial instruments for risk management and mitigation purposes. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position. The Corporation’s approach and objectives for hedge accounting remain consistent with the prior year.

The following table summarizes the fair value of derivatives as at September 30, 2019 and December 31, 2018:

	As at September 30, 2019		As at December 31, 2018
In thousands of U.S. Dollars	Assets	Liabilities	Assets	Liabilities
Derivatives held for hedging

Derivatives designated in cash flow hedges
Cross currency interest rate swaps	88,157	—	41,117	1,096
Interest rate swap	—	20,747	—	4,972
Total derivatives designated in cash flow hedges	88,157	20,747	41,117	6,068

Derivatives designated in net investment hedges
Cross currency interest rate swaps	—	20,629	1,866	—
Total derivatives designated in net investment hedge	—	20,629	1,866	—

Total derivatives held for hedging	88,157	41,376	42,983	6,068

Derivatives held for risk management and other purposes not designated in hedges
Forward contracts	—	—	—	208
Unsettled bets	—	14,546	—	16,285
Embedded Derivative	61,800	—	11,600	—
Total derivatives held for risk management and other purposes not designated in hedges	61,800	14,546	11,600	16,493

11.     PROVISIONS
The carrying amounts of provisions as at September 30, 2019 and December 31, 2018 and the movements in the provisions during the nine months ended September 30, 2019 were as follows:

In thousands of U.S. Dollars	Player bonuses and jackpots	Deferred payment provision *	Restructuring provision	Litigation provision	Other	Total
Balance at December 31, 2018	18,584	6,300	9,713	—	8,594	43,191
Recognized	34,306	—	13,198	22,932	—	70,436
Adjustment to provision recognized	—	—	(942)	—	922	(20)
Payments	(34,430)	—	(8,784)	(185)	(3,530)	(46,929)
Accretion of discount	—	—	—	—	100	100
Foreign exchange translation (gains) losses	(263)	—	13	7	111	(132)
Balance at September 30, 2019	18,197	6,300	13,198	22,754	6,197	66,646

Current portion at December 31, 2018	18,584	6,300	9,713	—	4,592	39,189
Non-current portion at December 31, 2018	—	—	—	—	4,002	4,002
Current portion at September 30, 2019	18,197	6,300	8,629	22,754	3,358	59,238
Non-current portion at September 30, 2019	—	—	4,569	—	2,839	7,408
_____________________________
* The provision of $6.3 million as at September 30, 2019 is contingent on future events.

As at September 30, 2019, based on all available information, management believes it is probable that there will be a future outflow of CAD$30 million with respect to the previously disclosed Quebec class action lawsuit and accordingly has recorded a litigation provision and a corresponding insurance carrier receivable in prepaid expenses and other current assets on the unaudited interim condensed consolidated statement of financial position.

12.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at September 30, 2019, 287,767,375 Common Shares were issued, outstanding and fully paid (December 31, 2018 – 273,177,244).

On May 8, 2019, Fox Corporation (Nasdaq: FOXA, FOX) (“FOX”) acquired 14,352,331 newly issued Common Shares, representing 4.99% of the Corporation’s then-issued and outstanding Common Shares, at a price of $16.4408 per share, for aggregate proceeds of $236.0 million. The Common Shares issued to FOX are subject to certain transfer restrictions for two years, subject to customary exceptions.

During the nine months ended September 30, 2019, the Corporation issued 144,575 Common Shares for cash consideration of $1.9 million as a result of the exercise of stock options. The exercised stock options were initially valued at $0.5 million. The Corporation also issued 93,225 Common Shares in connection with the settlement of other equity-based awards, initially valued at $2.1 million. Upon exercise or settlement, as applicable, the values originally allocated to the stock options and equity-based awards in the Equity reserve were reallocated to the Common Shares so issued.

13.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity as at September 30, 2019 and December 31, 2018 and the movements in the related reserves balances for the nine months ended September 30, 2019 and the year ended December 31, 2018:

In thousands of U.S. Dollars	Acquisition reserve	Warrants	Equity	Treasury	Cumulative translation	Financial assets at FVOCI	Cash flow hedging	Other	Total
Balance – January 1, 2018	—	14,688	36,865	(29,542)	(120,694)	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	—	(93,350)	—	—	—	(93,350)
Stock-based compensation	—	—	12,806	—	—	—	—	—	12,806
Exercise of stock options and settlement of equity awards	—	—	(6,982)	—	—	—	—	—	(6,982)
Re-allocation from warrants reserve to share capital for exercised warrants	—	(14,688)	—	—	—	—	—	—	(14,688)
Reclassified to net earnings	—	—	—	—	—	(311)	(45,271)	—	(45,582)
Unrealized (losses) gains	—	—	—	—	—	(339)	41,201	—	40,862
Deferred tax on re-measurements	—	—	—	—	—	53	—	—	53
Reversal of deferred tax on stock-based compensation	—	—	(359)	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	(84)	—	—	(84)
Further acquisition of subsidiary	(220,023)	—	—	—	—	—	—	(155)	(220,178)
Balance – December 31, 2018	(220,023)	—	42,330	(29,542)	(214,044)	(513)	(38,053)	(9,784)	(469,629)
Cumulative translation adjustments	—	—	—	—	(44,985)	—	—	—	(44,985)
Stock-based compensation	—	—	13,511	—	—	—	—	—	13,511
Exercise of stock options and settlement of equity awards	—	—	(2,581)	—	—	—	—	—	(2,581)
Reclassified to net (loss) earnings	—	—	—	—	—	43	(100,267)	—	(100,224)
Unrealized gains	—	—	—	—	—	1,005	44,426	—	45,431
Deferred tax on re-measurements	—	—	—	—	—	(2,891)	—	—	(2,891)
Balance – September 30, 2019	(220,023)	—	53,260	(29,542)	(259,029)	(2,356)	(93,894)	(9,784)	(561,368)

During the nine months ended September 30, 2019 the Corporation issued:

• 12,500 stock options with an aggregate grant date fair value of $0.1 million.
• 675,260 restricted share units with an aggregate grant date fair value of $12.1 million.
• 82,842 deferred share units with an aggregate grant date fair value of $1.5 million.
• 1,420,100 performance share units with an aggregate grant date fair value of $27.1 million.

14.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

Certain of the Corporation’s financial assets and liabilities are measured at fair value, including at fair value through profit or loss (“FVTPL”) or FVOCI at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities were determined as at each of September 30, 2019 and December 31, 2018:

	As at September 30, 2019
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds – FVOCI	102,892	102,892	—	—
Equity in unquoted companies - FVTPL	7,467	—	—	7,467
Derivatives	149,957	—	88,157	61,800
Total financial assets	260,316	102,892	88,157	69,267

Derivatives	55,922	—	41,376	14,546
Deferred contingent payment - FVTPL	62,209	—	—	62,209
Other provisions - FVTPL	1,453	—	—	1,453
Total financial liabilities	119,584	—	41,376	78,208

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	103,153	103,153	—	—
Equity in unquoted companies - FVTPL	6,773	—	—	6,773
Derivatives	54,583	—	42,983	11,600
Total financial assets	164,509	103,153	42,983	18,373

Derivatives	22,561	—	6,276	16,285
Deferred contingent payment - FVTPL	77,628	—	—	77,628
Other provisions - FVTPL	2,740	—	—	2,740
Total financial liabilities	102,929	—	6,276	96,653

The fair values of other financial assets and liabilities measured at amortized cost, other than those for which the Corporation has determined that their carrying values approximate their fair values on the unaudited interim condensed consolidated statements of financial position as at each of September 30, 2019, and December 31, 2018 are as follows:

	As at September 30, 2019
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,139,741	—	4,139,741	—
Senior Notes	1,063,020	—	1,063,020	—
Total financial liabilities	5,202,761	—	5,202,761	—

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,414,525	—	4,414,525	—
Senior Notes	969,370	—	969,370	—
Total financial liabilities	5,383,895	—	5,383,895	—

As part of its periodic review of fair values, the Corporation recognizes transfers, if any, between levels of the fair value hierarchy at the end of the reporting period during which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the three and nine months ended September 30, 2019 or the year ended December 31, 2018.

Valuation of Level 2 financial instruments

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments

The Corporation uses derivative financial instruments to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, such as interest rate curves as well as spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the applicable counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of September 30, 2019 and December 31, 2018, the Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, with the exception of the Embedded Derivative, which is classified as Level 3, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its valuations of its derivatives in their entirety are classified in Level 2 of the fair value hierarchy.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at September 30, 2019, the valuation techniques and key inputs used by the Corporation for each Level 3 asset or liability were as follows:

–
Equity in private companies (Level 3 Assets): The Corporation valued its equity investment in private companies with reference to earnings measures from similar businesses in the same or similar industry and adjusts for any significant changes in the earnings multiple and the valuation. A reasonable change in assumptions would not have a material impact on fair value. Changes in the fair value of equity in private companies are recorded in loss (gain) on investments within general and administrative expenses on the unaudited interim condensed consolidated statements of (loss) earnings.

–
Deferred contingent payment (Level 3 Liability) in connection with the acquisition of the additional 18% equity interest in BetEasy (see note 3): As at September 30, 2019, the Corporation used the expected present value approach in determining the liability. In previous financial statements, the Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast to determine the fair value of the deferred contingent payment. Changes in the fair value of the deferred contingent payment are recorded in net financing charges on the unaudited interim condensed consolidated statements of (loss) earnings.

–
Embedded derivative redemption option (Level 3 Asset) in connection with the Senior Notes issuance (the “Embedded Derivative”): The Corporation used an interest rate option pricing valuation model to determine the fair value of the Embedded Derivative using an implied credit spread of 3.4% at September 30, 2019. A 10-basis point increase or decrease in the implied credit spread would have a $(3.6) million or $3.6 million impact on fair value, respectively. Changes in the fair value of the Embedded Derivative are recorded in net financing charges on the unaudited interim condensed consolidated statements of (loss) earnings.

–
Unsettled bets (Level 3 Liability): The principal assumptions used in the valuation of unsettled bets is the anticipated outcomes for the events related to the unsettled bets (gross win margin). A reasonable change in the gross win margin would not have a material impact on fair value. Changes in the fair value of the unsettled bets are recorded in revenue on the unaudited interim condensed consolidated statements of (loss) earnings.

–	Included within other level 3 liabilities:

–
EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the initial public offering Innova Gaming Group Inc. (TSX: IGG) (“Innova”), the Corporation entered into an EBITDA support agreement with Innova. The Corporation used a net present value approach for the EBITDA support agreement. Changes in the fair value of the EBITDA support agreement are recorded in net financing charges on the unaudited interim condensed consolidated statements of (loss) earnings.

The following tables show a reconciliation from opening balances to the closing balances for Level 3 fair values:

In thousands of U.S Dollars	Level 3 Equity investments	Level 3 Embedded Derivative
Balance – December 31, 2018	6,772	11,600
Recognized	—	—
Re-measurement of fair value	908	50,200
Translation	(213)	—
Balance – September 30, 2019	7,467	61,800

In thousands of U.S Dollars	Level 3 Deferred contingent payment	Level 3 Unsettled Bets	Other
Balance – December 31, 2018	77,628	16,285	2,740
Settlements	—	(718)	(1,504)
Re-measurement of fair value	(12,713)	(864)	100
Translation	(2,706)	(157)	117
Balance – September 30, 2019	62,209	14,546	1,453

15.	ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16, Leases

As referenced in note 2 above, the Corporation adopted IFRS 16 on January 1, 2019. The impact of the Corporation’s transition to IFRS 16 is summarized below.

The table below illustrates the reconciliation of lease commitments not recorded on the unaudited interim condensed consolidated statement of financial position prior to the adoption of IFRS 16 to the lease liabilities recognized in connection with the transition to IFRS 16:

In thousands of U.S. Dollars	As at January 1, 2019
Off-balance-sheet contractual commitments	242,170
Less: non-lease contractual commitments	(150,055)
Off-balance-sheet commitments for lease obligations	92,115
Current leases with a lease term of 12 months or less (short-term leases)	(24,618)
Variable lease payments that do not depend on an index or rate	(3,325)
Other	1,992
Undiscounted lease liabilities as at January 1, 2019	66,164
Effect of discounting	(6,679)
Present value of lease liabilities as at January 1, 2019	59,485

The table below illustrates the impact of the adoption of IFRS 16 to the unaudited interim condensed consolidated statement of financial position as at January 1, 2019:

In thousands of U.S. Dollars	Original January 1, 2019 (IAS 17)	Adjustment on adoption of IFRS 16	January 1, 2019 (IFRS 16)
Right-of-use assets (included in Property and equipment)	—	57,288	57,288
Prepaid expenses and other non-current assets	32,760	(776)	31,984
Net impact on total assets		56,512

Lease liabilities	—	59,485	59,485
Other long-term liabilities	79,716	(2,973)	76,743
Net impact on total liabilities		56,512

Retained earnings		—

The table below illustrates the right-of-use assets as at September 30, 2019, included as part of property and equipment in the unaudited interim condensed consolidated statement of financial position by asset class:

In thousands of U.S. Dollars	Land and Buildings	Computer Equipment	Total
Net carrying amount
January 1, 2019	44,576	12,712	57,288
September 30, 2019	39,820	12,391	52,211

The table below illustrates the contractual maturity of recognized lease liabilities in the unaudited interim condensed consolidated statement of financial position:

In thousands of U.S. Dollars	January 1, 2019	September 30, 2019
Lease liabilities
Current portion of lease liabilities	14,985	19,341
Long-term portion of lease liabilities	44,500	36,938
	59,485	56,279

Maturity analysis (undiscounted)
Not later than 1 year	14,985	19,341
Later than 1 year and not later than 5 years	41,214	35,883
Later than 5 years	9,965	5,371
	66,164	60,595

The weighted average discount rate applied to the Corporation’s leases as at September 30, 2019 was 3.62%.

The table below illustrates the impact of the adoption of IFRS 16 to the unaudited interim condensed consolidated statement of earnings (loss) for the three and nine months ended September 30, 2019:

In thousands of U.S. Dollars	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
Impact on loss for the period
Increase in depreciation and amortization expenses	(4,695)	(13,006)
Increase in finance costs	(624)	(1,747)
Decrease in other expenses	4,618	14,022
Decrease in loss for the period	(701)	(731)

Impact on loss per share
Decrease in loss per share
Basic	$—	$—
Diluted	$—	$—

During the three and nine months ended September 30, 2019, the Corporation recorded lease rental expense of $0.5 million and $2.7 million, respectively, within general and administrative expenses related to short term and low value leases.

IFRIC 23, Uncertainty over Income Tax Treatments

As referenced in note 2, the Corporation adopted IFRIC 23 on January 1, 2019. The adoption of the interpretation did not have a material impact on the unaudited interim condensed consolidated financial statements.

16.	FOX SPORTS RELATIONSHIP

On May 8, 2019, the Corporation and FOX Sports, a unit of FOX, announced plans to launch FOX Bet, the first-of-its kind national media and sports wagering partnership in the United States and entered into a commercial agreement of up to 25 years. Under the commercial agreement, FOX Sports granted to the Corporation an exclusive license for the use of certain FOX Sports trademarks for a range of immersive games and online sports wagering, and certain exclusive advertising and editorial integration rights on certain FOX Sports broadcast media and digital assets. As part of the transaction, FOX Sports will receive certain brand license, integration and affiliate fees. In addition, during the term of the commercial agreement, the Corporation has agreed to a minimum annual advertising commitment on certain FOX media assets. Prior to the tenth anniversary of the commercial agreement, and subject to certain conditions and applicable gaming regulatory approvals, FOX Sports has the right to acquire up to a 50% equity stake in the Corporation’s U.S. business.

17.	SUBSEQUENT EVENTS

Combination with Flutter Entertainment plc

On October 2, 2019, the Corporation and Flutter announced they had entered into an arrangement agreement (the “Arrangement Agreement”) providing for an all-share combination to be implemented through an acquisition of the Corporation by Flutter pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Combination”). Under the terms of the Combination, shareholders of the Corporation would be entitled to receive 0.2253 ordinary shares of Flutter in exchange for each Common Share of the Corporation. Immediately following completion of the Combination, shareholders of Flutter would own approximately 54.64 percent and shareholders of the Corporation would own approximately 45.36 percent of the share capital of the combined business (based on the fully diluted share capital of Flutter and the fully diluted share capital of the Corporation excluding any out of the money options, in each case, as at October 2, 2019).

Completion of the Combination is intended to occur during the second or third quarter of 2020. The Combination is conditional upon, among other things, certain approvals by each of Flutter’s and the Corporation’s shareholders, Ontario court approval of the plan of arrangement, certain approvals from the United Kingdom Financial Conduct Authority, London Stock Exchange and Euronext Dublin, and relevant merger control, foreign investment and gaming related approvals.

For additional information, see the press release issued by the Corporation on October 2, 2019, and the Form 6-K, material change report and Arrangement Agreement, each as filed or furnished by the Corporation on October 11, 2019 and are available on or through SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

Prepayment of First Lien Term Loans

On October 15, 2019, the Corporation prepaid $100.0 million, including accrued and unpaid interest, of its USD First Lien Term Loan, using available cash on hand.